Exhibit 2.1

AMENDMENT TO THE PATENT LICENSE AND EQUIPMENT RENTAL AGREEMENT

This January 9, 2024 Amendment (“Amendment”) to the Patent License and Equipment Rental Agreement ("Agreement") dated August 18, 2023 ("Effective Date") by and between CryoMass Technologies Inc, a Nevada corporation, with offices at 1001 Bannock Street, Suite 612 Denver, CO 80204 ("Licensor"), on the one hand, and RubberRock Inc, a California company with offices at 740 105th Ave, Oakland, CA 94603 and its affiliates (collectively, "Licensee") on the other hand (each a “Party” and collectively the “Parties”).

WITNESSETH

WHEREAS, on August 18, 2023, the Parties entered into the Agreement,

WHEREAS , on or about September 1, 2023 the Parties verbally agreed to amend Section 3.1 of the Agreement,

WHEREAS, on or about January 9, 2024, the Parties verbally agreed to further amend the Agreement,

WHEREAS, the Parties agree that Licensee wishes to become current with its contractual obligations, issue a first Licensee Financial Reporting as such is defined in the Agreement no later than January 29, 2024, and pay all accrued Monthly Royalties by February 2, 2024,

WHEREAS, the Parties now wish to memorialize such verbal agreements,

NOW THEREFORE, for and in consideration of the mutual covenants, conditions and undertakings hereinafter set forth, the parties hereby agree to amend the Agreement as follows:

1.	AMENDMENT

1.1	In Section 1.7, the words “,or any other processing activity within the facility,” shall be inserted after the word “Unit “ and before the word “Including”.

1.2	Sections 1.11 and 1.12 shall be deleted in their entirety, and any references to “Minimum Quarterly Royalties” in the Agreement shall be deleted and the respective sections shall be reworded accordingly to omit references to “Minimum Quarterly Royalties”.

1.3	Section 2.4 shall be deleted and replaced with the following: “Licensor Personnel Access. At any time during the life of this Agreement upon 24 hours’ notice, Licensee shall give one or more designated Licensor administrative staff (“Licensor Administrative Staff”) full access to Licensee and Licensee Affiliates books, records, invoices, and facilities, as well as any Licensee client data and records disclosed to Licensee, for auditing purposes including, but not limited to: (i) verifying compliance with this Agreement, (ii) validating Gross Revenues, and (iii) verifying associated calculations. Licensor Administrative Staff shall have unlimited access to all physical and electronic records, including, but not limited to, Licensee bank account statements irrespective of the jurisdiction where the Licensee bank is located. Licensor undertakes to maintain confidential all information received in the course of interactions with Licensee except as needed to enforce Licensor rights under this Agreement. Further, with 72 hours’ notice to Licensee, Licensee shall give one or more Licensor authorized business partners, visitors and/or technical staff (“Licensor Invitees”) access to Licensee facilities to observe the Unit and, as needed, to test the Unit, demonstrate the Unit’s capabilities and make such technical modifications to the Unit as Licensor in its sole discretion may from time to time determine to be necessary.”

1.4	Section 3.1 Territory License Fee shall be deleted and replaced with the following:
“Territory License Fee and Revenue Sharing. Licensee agrees to pay Licensor a territory license fee (“Territory License Fee”) ~~of one hundred ($100,000)~~ payable in one payment as determined solely by Licensor. ~~Licensor agrees to pay Licensee until termination of the Agreement ten percent (10%) of all revenue actually received and collected by Licensor resulting from the exploitation of additional Units deployed by Licensor in the Territory, which Units shall be deployed in Licensor’s sole discretion~~.”

1.5	Section 3.3 shall be deleted and shall be replaced with the following: “Monthly Royalties. During the Term of this Agreement, Licensee shall pay Licensor monthly royalties ~~equal to Ten Percent (10%) of Gross Revenues (“Royalties”).”~~

1.6	Section 4.3 shall be revised as follows: in subparagraph (b) the words “or any other processing activity” shall be added after the word “Activity”.

1.7	Section 17.9 shall be revised as follows: the words “except that any Minimum Royalty Payment due during a period of a Force Majeure Event shall be adjusted on a pro-rata basis to accommodate for the failure or delay associated with the Force Majeure Event. For example, if a Minimum Royalty Payment of $120,000 is due for a 90-day period when a Party experienced a Force Majeure Event with a duration of 60 days, then the Minimum Royalty Payment would be adjusted on a one-time basis to $40,000.” shall be deleted and the words “until termination” shall be inserted instead after the word “continue”.

2.	GENERAL PROVISIONS

All other terms and conditions of the Agreement remain unchanged and shall be read and interpreted in such manner to accommodate the amended terms. The Forum Selection, Disputes; Arbitration and Notices clauses shall also apply to any dispute, claim or controversy arising out of or relating to this Amendment.

IN WITNESS WHEREOF, the parties hereto have caused their duly authorized representatives to execute this Amendment as of the day first written above.

LICENSOR:

CRYOMASS TECHNOLOGIES INC

BY:
Christian Noël, Chief Executive Officer

LICENSEE:

RUBBERROCK, INC

BY:
Kevin Ahaesy, President